Exhibit 99.1

Locafy Announces Partnership Agreement With diDNA to Enhance Digital Property Portfolio with Leading Advertising Technology

diDNA to Provide Advertising Technology and Services to Help Enhance Locafy’s Portfolio of Digital Properties; diDNA to Also Promote Locafy’s Article Accelerator to Large Publisher Network

PERTH, Australia – February 29, 2024 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in programmatic “Entity-Based” search engine marketing, today entered an agreement (the “Agreement”) with diDNA, a leading ad tech provider for the publisher ecosystem. Under the terms of the Agreement, diDNA will provide advertising technology and services to help Locafy enhance its digital property portfolio. Also, diDNA has agreed to promote Locafy’s Article Accelerator technology (“Article Accelerator”) to its sizeable publisher client network.

Through diDNA’s proprietary, publisher-first advertising technology, publishers can apply advanced business logic to their ad inventories and programmatic ad deployment processes to maximize their earnings while creating custom user experiences. diDNA’s software provides publishers the opportunity to cut down on time, resources, and extra personnel, further unlocking the monetization capabilities of publishers’ ad inventories.

Pursuant to the Agreement, Locafy will broadly deploy diDNA software within its directory portfolio, maximizing Locafy’s revenue-generating opportunities with its directories, including brands such as Hotfrog, Aussieweb, Pink Pages, and SuperPages. Locafy also plans to engage diDNA to monetize its most recent acquisition of Scoop, an iconic luxury media brand representing leading local and global brands and products in the Australian market. As Locafy replicates its strategy of revitalizing underperforming websites through additional acquisition opportunities, especially in niche publishing sectors that have high advertising dollar value, it expects to deploy diDNA technology for these brands as well.

In addition to its advertising software, diDNA boasts a publishing network that includes over 40,000 publishers, including many that publish on a national-level scale. The broader online publishing industry has faced significant readership and traffic declines in recent years that have grown more acute in the past 12-18 months, largely driven by significant algorithm updates and a surge in AI-generated content. However, ongoing Article Accelerator engagements show that Locafy’s technology drives increased readership by surfacing advertorials through Google search results, rather than expecting readers to access the article through the publisher’s primary website.

Through the Agreement, diDNA will implement Article Accelerator alongside its existing advertising software to allow its publishers to increase the prominence of advertorials within online search results for competitive keywords. This collaboration will begin with a paid trial that includes 10-15 publishers in diDNA’s network, where publishers will pay a fee based on the increase in number of clicks on their website with an agreed monthly threshold per article. Assuming that the trials are successful, diDNA will then recommend Article Accelerator to the broader set of publishers as well.

“diDNA is an established name in the advertising, technology, multimedia, and publishing industries, with specific software and strategies to unlock publisher advertising revenue,” said Locafy CEO, Gavin Burnett. “We believe that this agreement will accelerate our work to drive revenue from the digital properties in our portfolio. Additionally, our technology increases readership with diDNA’s sizeable publishing client base, we are confident that Article Accelerator will increase the overall traffic for diDNA’s publishing network websites, augmenting diDNA’s advertising expertise. We look forward to our continued partnership with diDNA as we work to revolutionize how brands approach online SEO.”

“We expect our partnership with Locafy to be a catalyst for additional growth among our already-established customer base,” said diDNA COO Caleb Hooper. “The broader online marketplace has seen recent algorithm updates result in lost website traffic. We are confident that Locafy’s technology will allow us to restore much of that traffic and provide fuel for our software as we help our brands maximize advertising monetization. This agreement is an important step as we expand our market share in the online advertising space.”

For more information about Locafy’s technology, including educational blogs and case studies, please view Locafy’s investor relations website at investor.locafy.com.

About Locafy

Locafy (Nasdaq: LCFY, LCFYW) is a globally recognized software-as-a-service technology company specializing in local search engine marketing. Founded in 2009, Locafy’s mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

About diDNA

diDNA, based in Orlando, FL, was founded in 2016 and is one of the world’s leading full-service advertising solutions providers for the publisher ecosystem. diDNA’s ad management platform maximizes ad revenue through a holistic approach including core ad tech, access to premium demand partners, and a dedicated revenue optimization team committed to delivering industry leading results.

Currently, the company works with over 40,000 publisher properties, providing automated tools, hands-on management and a product suite designed to empower and instantly increase revenue for everyone within the publisher and advertising community. diDNA prides itself on developing a “culture of no competition” to foster strong industry relationships, thus quickly becoming the bedrock of the publisher advertising world.

Visit www.didna.io and follow us on LinkedIn for more information and company news.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku

Gateway Group

(949) 574-3860

LCFY@gateway-grp.com